



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/6/15

March 5, 2015

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: United Therapeutics Corporation
Incoming letter dated February 6, 2015

Dear Ms. Ising:

This is in response to your letter dated February 6, 2015 concerning the shareholder proposal submitted to United Therapeutics by the UAW Retiree Medical Benefits Trust. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

March 5, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: United Therapeutics Corporation
Incoming letter dated February 6, 2015

The proposal asks the board to adopt, and present for shareholder approval, a "proxy access" bylaw, with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that United Therapeutics may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in United Therapeutics' 2015 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if United Therapeutics omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

Client: 93513-00001

February 6, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *United Therapeutics Corporation*
Stockholder Proposal of UAW Retiree Medical Benefits Trust
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, United Therapeutics Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Subsequent Proposal") and statements in support thereof received from the UAW Retiree Medical Benefits Trust (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Subsequent Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Subsequent Proposal requests that the Company adopt a "proxy access" bylaw which, among other things, would allow shareholders who have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years to include in the Company's proxy materials director nominees for up to one quarter of the directors serving on the Company's Board of Directors (the "Board").

A copy of the Subsequent Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Subsequent Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Subsequent Proposal is virtually identical to, and therefore substantially duplicates, another stockholder proposal previously submitted to the Company that the Company intends to include in the 2015 Proxy Materials.

ANALYSIS

The Subsequent Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its 2015 Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993).

On October 31, 2014, the Company received a proposal from Michael Garland on behalf of the Comptroller of the City of New York, Scott M. Stringer, as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement

System (the "First Proposal," and together with the Subsequent Proposal, the "Proposals"). The First Proposal likewise requests the Company to adopt a "proxy access" bylaw which, among other things, would allow shareholders who have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years to include in the Company's proxy materials director nominees for up to one quarter of the directors serving on the Company's Board. *See* Exhibit B. The Company intends to include the First Proposal in its 2015 Proxy Materials. As noted above, the Company received the Subsequent Proposal on December 9, 2014, more than one month after it received the First Proposal.

The principal thrust of the Subsequent Proposal is the same as the First Proposal: to request that the Company adopt a proxy access procedure for director nominations. Moreover, the Proposals seek to address this issue through the same process. As the supporting statements of the Proposals differ only with respect to the capitalization or misspelling of five words, the two Proposals are substantially identical in all substantive respects:

- *Both Proposals request that the Board adopt a proxy access procedure allowing qualifying stockholders to nominate and vote on directors via the Company's proxy materials.* The Subsequent Proposal states, "Shareholders of United Therapeutics Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw." This bylaw would require the Company "to include in proxy materials prepared for a shareholder meeting at which directors are to be elected, the name, Disclosure and Statement . . . of any person nominated for election to the board by a shareholder or group." This procedure "shall allow shareholders to vote on such nominee on the Company's proxy card," and provides "[t]he number of shareholder-nomined [sic] candidates appearing in proxy materials shall not exceed one quarter of the directors then serving." The First Proposal contains identical requests in nearly identical language.
- *Both Proposals require identical ownership thresholds for a qualifying stockholder-nominator.* The Subsequent Proposal states that "a Nominator must . . . have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination." The First Proposal contains identical language.
- *Both Proposals impose the same disclosure requirement on a qualifying stockholder-nominator.* The Subsequent Proposal provides that a nominator must give the Company "written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares." In addition, the Subsequent Proposal allows a

stockholder-nominator to "submit with the Disclosure a statement not exceeding 500 words in support of the nominee." The First Proposal contains identical language.

- *Both Proposals require a stockholder-nominator to make identical certifications to the Company.* The Subsequent Proposal states that a nominator must "certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders [sic], including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company." The First Proposal contains identical language.
- *The Proposals call for the Board to adopt identical procedures to resolve disputes relating to the proxy access process.* The Subsequent Proposal requires that the Board "adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit." The First Proposal contains identical language.

The Staff consistently has concurred in the exclusion of proposals that contain nearly identical language. In *Google Inc.* (avail. Jan. 22, 2014), for example, the Staff concurred in the exclusion of a proposal providing for majority voting where a previously submitted proposal contained the same requests and only varied in how it referred to the company. Similarly, the Staff concurred in the exclusion of a proposal as duplicative when a previously submitted proposal called for the company "to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share," and the proposal at issue requested, in nearly the same language, that the Board "take the steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share." *Comcast Corp.* (avail. Feb. 22, 2013).

Moreover, because the standard under Rule 14a-8(i)(11) focuses on the principle thrust or focus of two proposals, the Staff has concurred that companies could exclude proposals under Rule 14a-8(i)(11) in circumstances where the proposals' language varied to a greater extent than the language of the Proposals, but where, as here, both proposals address the same subject. In *Comcast Corp.* (avail. Feb. 14, 2011), the Staff concurred that a proposal requesting that the board take the necessary steps to provide for cumulative voting in contested director elections was substantially duplicative of a previously submitted proposal requesting that the board take the necessary steps to provide for cumulative voting in director elections. While each of the *Comcast* proposals requested that the company implement cumulative voting, their language and approach to the issue varied in that one would have limited the standard to contested elections. Likewise, the Staff has found proposals to be substantially duplicative when they seek to implement the same or similar corporate governance objectives. *See, e.g., McDonald's Corp.* (avail. Mar. 15, 2011) (concurring that a proposal to take the steps necessary to reorganize the board into one class with each director subject to election each year was substantially duplicative of a previously submitted proposal to take all necessary steps to eliminate the classification of the board and to require that all directors stand for election annually); *United Technologies Corp.* (avail. Jan. 19, 2006) (concurring that a proposal requesting the board to amend the bylaws to provide for majority voting was substantially duplicative of a previously submitted proposal that sought majority voting with the proviso that the number of nominees did not exceed the number of directors to be elected).

Because the Proposals share the same principal thrust and focus, in addition to being nearly identical in language, the Subsequent Proposal substantially duplicates the First Proposal and may be excluded from the 2015 Proxy Materials. If both the Subsequent Proposal and the First Proposal were included in the 2015 Proxy Materials, stockholders would have to consider substantially the same matter. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Subsequent Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(11).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Subsequent Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(11). As stated previously, the Company intends to include the First Proposal in its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Paul A.

GIBSON DUNN

Mahon, the Company's Corporate Secretary, Executive Vice President and General Counsel, at (202) 483-7000.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Paul A. Mahon, United Therapeutics Corporation
Meredith Miller, UAW Retiree Medical Benefits Trust

EXHIBIT A

UAW RETIREE
Medical Benefits Trust

December 9, 2014

Paul A. Mahon
United Therapeutics Corporation
Corporate Secretary
1040 Spring Street
Silver Spring, Maryland 20910

Dear Mr. Mahon:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in United Therapeutics Corporation's (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,



Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

Resolved: Shareholders of United Therapeutics Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) given the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."
- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/dio/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy, Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



Dan Sacramone

Client Service Officer
STATE STREET BANK
State Street Global Services/IIS
Crown Colony Office Park
1200 Crown Colony Drive
Mail Stop CC1-5S
Quincy, Massachusetts 02169
DNSacramone@statestreet.com

TEL: 1-617-537-0151
FAX: 1-617-769-6695

DATE: December 9, 2014

Paul A. Mahon
United Therapeutics Corporation
Corporate Secretary 1040 Spring Street,
Silver Spring,
Maryland 20910

Re: Shareholder Proposal Record Letter for **United Therapeutics Corporation**
(cusip 91307C102)

Dear Mr. Mahon:

State Street Bank and Trust Company is custodian for **64,081 shares of United Therapeutics Corporation** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through December 9, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). CEDE + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me at 617-537-0151.

Sincerely,

Dan Sacramone

From: Briana Holcomb <bholcomb@rhac.com>
Date: December 9, 2014 at 2:47:59 PM EST
To: Paul Mahon
Cc: Meredith Miller, Cambria Allen , Suraj Balakrishnan, Ryan Droze, Sacramone, Daniel N, Stone, Timothy
Subject: Resolution Sponsored by the UAW Retiree Medical Benefits Trust

Dear Mr. Mahon:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in United Therapeutics Corporation's (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders. Please confirm this is received and a hard copy will be sent to the following address and also a proof of ownership:

Paul A. Mahon
United Therapeutics Corporation
Corporate Secretary
1040 Spring Street
Silver Spring, Maryland 20910

Sincerely,

Briana Holcomb

Briana Holcomb
Administrative Receptionist
UAW Retiree Medical Benefits Trust
110 Miller Avenue, Suite 100
Ann Arbor, MI 48104-1305
Office: (734) 887.4959
Fax: (734) 929.5859
bholcomb@rhac.com

EXHIBIT B



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 29, 2014

Mr. Paul A. Mahon
Corporate Secretary
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

Dear Mr. Mahon:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of United Therapeutics Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of United Therapeutics Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.


BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: United Therapeutics Corporation **Cusip #: 91307C102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 169,209 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: United Therapeutics Corporation **Cusip #: 91307C102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 142,338 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: United Therapeutics Corporation **Cusip #: 91307C102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 49,575 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286


BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: United Therapeutics Corporation **Cusip #: 91307C102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 13,958 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

October 29, 2014

To Whom It May Concern

Re: United Therapeutics Corporation **Cusip #: 91307C102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 10,113 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



STATE STREET

Derek A. Farrell
Asst Vice President Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy MA 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 98,447

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 110,344

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 37,241

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 9,989

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 29, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 2,990

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Pages 26 through 27 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***



1040 Spring Street
Silver Spring, MD 20910
tel 301.608.9292
fax 301.608.9291

November 12, 2014

VIA OVERNIGHT MAIL
New York City Employees' Retirement System
New York City Fire Department Pension Fund
New York City Teachers' Retirement System
New York City Police Pension Fund
New York City Board of Education Retirement System
c/o Comptroller of the City of New York
Municipal Building
One Centre Street, Room 629
New York, NY 10007-2341

Attention: Michael Garland, Assistant Comptroller

Dear Mr. Garland:

I am writing on behalf of United Therapeutics Corporation (the "Company"), which received on October 31, 2014, the shareholder proposal you submitted on behalf of the Comptroller of the City of New York as custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (collectively, the "Proponents") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to the Proponents' attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponents are record owners of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponents have satisfied Rule 14a-8's ownership requirements as of October 30, 2014, the date that the Proposal was submitted to the Company. The letters dated October 29, 2014 from BNY Mellon and State Street Bank and Trust Company enclosed with the Proposal (the "Bank Letters") are insufficient because they verify ownership from October 29, 2013 through October 31, 2013 and from November 1, 2013 through October 29, 2014 rather than for the entire one-year period preceding and including October 30, 2014, the date the Proposal was submitted to the Company. In addition, the Bank Letters are insufficient because they report on the Proponents' ownership of the Company's stock through October 31, 2013 and commencing on November 1, 2013 rather than verifying *continuous* ownership by the Proponents for the entire one-year period.

To remedy these defects, the Proponents must obtain new proof of ownership letters verifying their continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 30, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponents' shares (usually a broker or a bank) verifying that the Proponents continuously held the requisite number of Company shares for the one-year period preceding and including October 30, 2014; or

- if the Proponents have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponents' ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponents continuously held the requisite number of Company shares for the one-year period.

If the Proponents intend to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponents can confirm whether their broker or bank is a DTC participant by asking their broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the broker or bank is a DTC participant, then the Proponents need to submit a written statement from the broker or bank verifying that the Proponents continuously held the requisite number of Company shares for the one-year period preceding and including October 30, 2014.

(2) If the broker or bank is not a DTC participant, then the Proponents need to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponents continuously held the requisite number of Company shares for the one-year period preceding and including October 30, 2014. The Proponents should be able to find out the identity of the DTC participant by asking

their broker or bank. If their broker is an introducing broker, the Proponents may also be able to learn the identity and telephone number of the DTC participant through their account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponents' shares is not able to confirm the Proponents' individual holdings but is able to confirm the holdings of the Proponents' broker or bank, then the Proponents need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 30, 2014, the requisite number of Company shares were continuously held: (i) one from the Proponents' broker or bank confirming the Proponents' ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at United Therapeutics Corporation, 1040 Spring Street, Silver Spring, MD 20910. Alternatively, you may transmit any response by facsimile to me at (301) 608-0159.

If you have any questions with respect to the foregoing, please contact me at (240) 821-1991. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



James Edgemond
Treasurer and VP, Strategic Financial Planning
Head of Investor Relations

Enclosures



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 14, 2014

Mr. James Edgemond
Treasurer and VP, Strategic Financial
Planning, Head of Investor Relations
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

Dear Mr. Edgemond:

In response to your letter, dated November 12, 2014, regarding the eligibility of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Systems") to submit a shareholder proposal to United Therapeutics Corporation (the "Company"), in accordance with SEC Rule 14a-8 (b), I enclose letters from State Street Bank and Trust Company, the Systems' custodian bank since November 1, 2013, certifying that at the time the shareholder proposal was submitted to the Company, each held, continuously since November 1, 2013, at least $2,000 worth of shares of the Company's common stock. I hereby declare that each intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

As you know, I previously provided the Company with letters from The Bank of New York Mellon Corporation certifying that each of the Systems held continuously at least $2,000 worth of shares of the Company's common stock for the required holding period prior to November 1, 2013.

Our current and former custodian banks have each confirmed that they are DTC participants.

Sincerely,

Michael Garland

Enclosure



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 14, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 87,308

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 14, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 73,901

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 14, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 37,241

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 14, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 9,989

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy MA 02169

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 14, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: UNITED THERAPEUTICS CORP

Cusip: 91307C102

Shares: 2,300

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President